

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2023

Charles Nader
Chief Executive Officer
Doc.com Inc.
408 Broadway
New York, NY 10013

> **Re: Doc.com Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed November 27, 2023**
> **File No. 024-12337**

Dear Charles Nader:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 21, 2023 letter.

Form 1-A filed November 27, 2023

Business, page 17

1. We note your response to prior comment 1 and that you "connect healthcare professionals to patients and don't have a contract directly with healthcare professionals as a payer." However, we also note your disclosure indicating you intend to bill insurance companies, sell over-the-counter products, and appear to anticipate an active role in the doctor-patient communications. Please revise to clarify the level of involvement the company will have between patients and doctors, psychologists, and veterinarians, and to more clearly discuss the services that will be provided.

Charles Nader
Doc.com Inc.
December 1, 2023
Page 2

    Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with
any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Andy Altahawi